Exhibit 99.2

Notice to Attend the Annual General Meeting of Eco Wave Power Global AB (publ)

Stockholm, May 29, 2024 – The shareholders of Eco Wave Power Global AB (publ) (Nasdaq: WAVE), reg. no. 559202-9499 (the “Company” or “EcoWave”), are hereby given notice to attend the annual general meeting at 10:00 a.m. CEST on Thursday June 27, 2024. The annual general meeting will be held at Setterwalls Advokatbyrå’s offices at address Sturegatan 10 in Stockholm. Registration for the annual general meeting commences 30 minutes before the opening of the AGM. The board of directors has decided, pursuant to Chapter 7, Section 4a of the Swedish Companies Act and the Company’s articles of association, to provide the option of postal voting in relation to the annual general meeting.

Notice

Shareholders wishing to participate at the annual general meeting must:

(i)	be entered into the shareholders’ register, kept by Euroclear Sweden AB (the Swedish Central Securities Depository & Clearing Organisation), on the record day which is Tuesday June 18, 2024; and

(ii)	notify the Company of their attendance by Thursday June 20, 2024. Notification can be made in writing to Setterwalls Advokatbyrå AB, Attn: Andreas Wårdh, P.O. Box 1050, SE-101 39 Stockholm, Sweden or by e-mail to andreas.wardh@setterwalls.se.

Notification shall include full name, personal identification number or corporate registration number, address, daytime telephone number and, if appropriate, information about representative, proxy, and assistants. The number of assistants may not be more than two. To facilitate entry to the annual general meeting, notification should, where appropriate, be accompanied by powers of attorney, registration certificates and other documents of authority.

Nominee registered shares

Shareholders who have their shares registered in the name of a nominee must request temporary entry into the shareholders’ register kept by Euroclear Sweden AB (so-called voting rights registration) in order to be entitled to participate and vote their shares at the annual general meeting. The shareholder must inform the nominee well in advance of Tuesday June 18, 2024, at which time the shareholders’ register entry must have been made. Voting rights registration requested by the shareholder and completed by the nominee by Thursday June 20, 2024, will, however, be taken into account in the preparation of the shareholders’ register.

Postal voting

The board of directors has decided, pursuant to Chapter 7, Section 4a of the Swedish Companies Act and the Company’s articles of association, to provide the option of postal voting in relation to the annual general meeting. A special form shall be used for postal voting. The form will be available on the Company’s website, www.ecowavepower.com.

The form may be submitted by post to Setterwalls Advokatbyrå AB, Attn: Andreas Wårdh, P.O. Box 1050, SE-101 39 Stockholm, Sweden or by e-mail to andreas.wardh@setterwalls.se. The completed voting form must be received by Setterwalls Advokatbyrå AB by Wednesday June 26, 2024 provided the shareholder has given notice of attendance at the annual general meeting by Thursday June 20, 2024. However, a complete postal vote which reaches Setterwalls Advokatbyrå AB by Thursday June 20, 2024 shall also be considered the shareholder’s notice of attendance at the annual general meeting.

The shareholder may not provide special instructions or conditions in the voting form. If so, the vote (i.e. the postal vote in its entirety) would be invalid. Further instructions and conditions are included in the form for postal voting.

Proxy voting

A shareholder represented by proxy shall issue a power of attorney which shall be dated and signed by the shareholder. If issued by a legal entity, the power of attorney shall be accompanied by registration certificate or, if not applicable, equivalent documents of authority. Power of attorney forms for those shareholders wishing to participate by proxy will be available on the Company’s website www.ecowavepower.com. The original version of the power of attorney shall also be presented at the annual general meeting.

Processing of personal data

For information regarding how your personal data is processed in connection with the annual general meeting, please refer to the privacy policy on Euroclear Sweden AB’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Proposed agenda

1.	Opening of the annual general meeting and election of chairman;

2.	Preparation and approval of the voting list;

3.	Election of one or two persons who shall approve the minutes of the annual general meeting;

4.	Approval of the agenda;

5.	Determination of whether the annual general meeting has been duly convened;

6.	Submission of the 2023 annual report and the auditor’s report for the financial statements for the financial year ended December 31, 2023;

7.	Resolution in respect of adoption of the profit and loss statement and the balance sheet;

8.	Resolution in respect of allocation of the Company’s result according to the adopted balance sheet;

9.	Resolution in respect of the members of the board of directors’ and the CEO’s discharge from liability;

10.	Determination of the number of members of the board of directors as well as of the number of auditors;

11.	Determination of the fees payable to the members of the board of directors and the auditors;

12.	Election of members of the board of directors and auditors;

13.	Resolution on changes to the articles of association with respect to share capital and number of shares;

14.	Resolution on an authorization for the board of directors to increase the share capital;

15.	Resolution on an authorization for the board of directors to resolve to purchase and transfer own shares of the Company;

16.	Resolution on amendment of existing Warrant program 2020/2024:B regarding right to participate for Inna Braverman;

17.	Resolution on amendment of existing Warrant program 2020/2024:B regarding right to participate for David Leb;

18.	Closing of the annual general meeting.

Proposed resolutions by the board of directors

Item 1. Election of chairman

Marcus Nivinger (lawyer at Setterwalls Advokatbyrå) is proposed as chairman of the annual general meeting or if he is unable to attend the annual general meeting, any other person proposed by the board of directors.

Item 8. Allocation of the Company’s result according to the adopted balance sheet

The board of directors proposes that the Company’s result shall be carried forward in new account and that no dividend shall be paid for the financial year ended December 31, 2023.

Item 13. Resolution on changes to the articles of association with respect to share capital and number of shares

The board of directors proposes to change the limits in the articles of association with respect to share capital and number of shares in §§ 4 and 5. § 4 is proposed to be changed from “The share capital shall be no less than SEK 700,000 and not more than 2,800,000” to “The company’s share capital shall be not less than SEK 880,000 and not more than SEK 3,520,000”. § 5 is proposed to be changed from “The number of shares in the company shall be no less than 35,000,000 and no more than 140,000,000” to “The number of shares in the company shall be no less than 44,000,000 and no more than 176,000,000”.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the annual general meeting.

Item 14. Resolution on an authorization for the board of directors to increase the share capital

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in situations where a directed issue is deemed more appropriate for the Company due to timing, commercial or similar reasons, and in order to enable acquisitions. The board of directors sees a shareholder value in being able to take advantage of attractive acquisition opportunities or otherwise make investments in promising projects and/or to broaden the shareholder base in a time-efficient manner. New issuances of shares or issuances of warrants or convertible debentures based on the authorization shall, in deviation from the shareholders’ preferential rights, be made with the shareholders´ best interest in mind and at a market-based subscription price according to the market conditions prevailing at the time of the issue of the shares, warrants and/or convertibles.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the annual general meeting.

Item 15. Resolution on an authorization for the board of directors to resolve to purchase and transfer shares of the Company

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to resolve on purchases of the Company’s shares in accordance with the following main terms:

1. Share repurchases may be made only on Nasdaq Capital Market or any other regulated market.

2. The authorization may be exercised on one or more occasions before the 2025 annual general meeting.

3. The maximum number of shares that may be repurchased so that the Company’s holding of shares at any given time does not exceed 10 percent of the total number of shares in the Company.

4. Repurchases of the Company’s shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time.

5. Payment for the shares shall be made in cash.

In addition, the board of directors proposes that the annual general meeting resolves to authorize the board of directors to resolve on transfers of own shares, with or without deviation from the shareholders’ preferential rights, in accordance with the following main terms:

1. Transfers may be made on (i) Nasdaq Capital Market or (ii) outside of Nasdaq Capital Market in connection with acquisitions of companies, operations or assets.

2. The authorization may be exercised on one or more occasions before the 2025 annual general meeting.

3. The maximum number of shares that may be transferred corresponds to the number of shares held by the Company at the point in time of the board of directors’ decision on the transfer.

4. Transfers of shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time. For transfers outside of Nasdaq Capital Market, the price shall be set so that the transfer is made at market terms, except for delivery of shares in connection with employee stock option programs.

5. Payment for transferred shares may be made in cash, through in-kind payment, or through set-off against claims with the Company.

The purpose of the authorizations is to give the board of directors greater scope to act and the opportunity to adapt and improve the Company’s capital structure and thereby create further shareholder value, and take advantage of any attractive acquisition opportunities. The board of directors shall have the right to resolve on other terms for repurchases and transfers of own shares in accordance with its authorization.

The use of the authorization in this item 14 is conditional on necessary permits first being obtained from the Swedish Financial Supervisory Authority in accordance with Chapter 19 of the Swedish Companies Act.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the annual general meeting.

Items 16. Resolution on amendment of existing Warrant program 2020/2024:B regarding right to participate for Inna Braverman

The board of directors proposes that the annual general meeting resolves to amend the terms for the already existing incentive program 2020/2024:B in such a way that the incentive program after the annual general meeting will also include Inna Braverman in her role as board member. The decision gives Inna Braverman the same right to be granted warrants as the other participants in the program. The complete terms and conditions regarding, among other things, the subscription price and the period within which the warrants may be exercised, which were adopted at the Company’s annual general meeting in 2020 (and amended at the annual general meeting in 2022) shall otherwise remain unchanged.

The complete terms and conditions will be available on the Company´s website prior to the annual general meeting.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the annual general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the annual general meeting.

Items 17. Resolution on amendment of existing Warrant program 2020/2024:B regarding right to participate for David Leb

The board of directors proposes that the annual general meeting resolves to amend the terms for the already existing incentive program 2020/2024:B in such a way that the incentive program after the annual general meeting will also include David Leb in her role as board member. The decision gives David Leb the same right to be granted warrants as the other participants in the program. The complete terms and conditions regarding, among other things, the subscription price and the period within which the warrants may be exercised, which were adopted at the Company’s annual general meeting in 2020 (and amended at the annual general meeting in 2022) shall otherwise remain unchanged.

The complete terms and conditions will be available on the Company´s website prior to the annual general meeting.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the annual general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the annual general meeting.

Proposed resolutions by shareholders

Items 10-12. Election of and remuneration to the board of directors and auditors

The board of directors today consists of the following five (5) ordinary members without deputy members: Mats Andersson (chairman), Gilles Amar, David Leb, Annath Abecassis and Inna Braverman. It is proposed that the board of directors shall consist of five (5) ordinary members without deputy members until the end of the next annual general meeting. Furthermore, it is proposed that one registered accounting firm shall be elected as auditor.

It is proposed that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000, out of which SEK 300,000 shall be paid to the chairman and SEK 200,000 to each of the other ordinary members, except for Inna Braverman who will receive no board fee. It is proposed that the Company’s auditor shall be paid in accordance with approved quotes and invoices.

It is proposed to re-elect Mats Andersson, David Leb, Annath Abecassis, Gilles Amar and Inna Braverman as ordinary board members until the end of the next annual general meeting. Mats Andersson is proposed to be re-elected as chairman of the board of directors.

It is proposed to re-elect the accounting firm PriceWaterhouseCoopers AB, as the Company´s auditor. The auditor has notified that Anna Rozhdestvenskaya will continue to act as a chief auditor.

Number of shares and votes in the Company

The total number of shares in the Company at the time of issuance of this notice is 44,394,844. The Company does not hold any of its own shares.

Shareholders’ right to request information

Pursuant to Chapter 7 section 32 of the Swedish Companies Act (Sw. aktiebolagslagen (205:551)), the board of directors and the Chief Executive Officer are under a duty to, if any shareholder so requests and the board of directors deems that it can be made without material damage to the Company, at the annual general meeting provide information, regarding circumstances, which may affect the assessment of a matter on the agenda or of the Company’s economic situation. Such duty to provide information also comprises the Company’s relation to the other group companies, the consolidated financial statements and such circumstances regarding subsidiaries which are set out in the foregoing sentence.

Documentation

The financial accounts, auditor’s report, complete proposals, postal voting form and other documents to be dealt with at the annual general meeting will become available at the Company’s office not later than three (3) weeks before the annual general meeting. The documents will be sent free of charge to shareholders who so request and state their postal address. The documents will also be made available not later than the aforementioned date on the Company’s website www.ecowavepower.com. All the above-mentioned documents will also be presented at the annual general meeting.

_____

Stockholm, May 2024

The board of directors

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of and received all approvals for its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history. Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017